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AMENDMENT AGREEMENT TO

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 19th day of May, 2008,

AMONG:

GREKA CHINA LTD., a corporation incorporated under the laws

of the Cayman Islands and having an office located in Hong Kong

("GREKA")

AND:

GREKA ACQUISITIONS LTD., a corporation incorporated

pursuant to the laws of British Columbia and having an office located in Vancouver, British Columbia

("Acquisitionco")

AND:

PACIFIC ASIA CHINA ENERGY INC., a corporation

incorporated pursuant to the laws of British Columbia

and having an office located in Kelowna, British Columbia

("PACE")

RECITALS:

A.

GREKA, Acquisitionco and PACE are parties to an arrangement agreement made as of March 27, 2008 (the "Arrangement Agreement"); and

B.

The parties hereto now wish to amend the Arrangement Agreement in accordance with the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Unless the context otherwise requires, all capitalized terms which are used in this Agreement and which are not otherwise defined herein shall have the respective meanings attributed to such terms in the Arrangement Agreement.

ARTICLE 2
AMENDMENTS

2.1 Section 1.1 of the Arrangement Agreement is hereby amended by:

(1)

deleting the words "on or about May 23, 2008" from subsection 1.1(y) and replacing them with the words "on or about July 3, 2008;" and

(2)

deleting the words "on or before July 31, 2008" from subsection 1.1(nn)(i) and replacing them with "on or before August 31, 2008;".

2.2 Section 2.2 of the Arrangement Agreement is hereby amended by deleting the reference to "CDN $0.38" and replacing it with "CDN $0.35."

2.3 Section 2.5 of the Arrangement Agreement is hereby amended by:

(1)

deleting subsection 2.5(a) in its entirety;

(2)

deleting subsection 2.5(c) in its entirely and replacing it with the following:

"the board of directors of PACE has advised it that subject to the provisions of section 5.2 relating to the existence of a Superior Proposal, a majority of the members of the board of directors of PACE intend to vote the PACE Shares held by them in favour of the Arrangement and will so represent in the Proxy Circular;" and

(3)

deleting subsection 2.5(d) in its entirely and replacing it with the following:

"the board of directors of PACE has advised it that, subject to the provisions of section 5.2 relating to the existence of a Superior Proposal and provided that Haywood Securities Inc. has not withdrawn or materially amended the fairness opinion referred to in subsection 4.1(a), a majority of the directors:

i)

have determined that the Arrangement is fair to the PACE Shareholders and is in the best interests of PACE, and will so represent in the Proxy Circular; and

ii)

will recommend that the PACE Shareholders vote in favour of the Arrangement and will so represent in the Proxy Circular."

2.4 Section 2.6 of the Arrangement Agreement is hereby amended by deleting the words "not later than April 25, 2008" and replacing them with the words "not later than May 30, 2008."

2.5 Section 3.1 of the Arrangement Agreement is hereby amended by:

(1)

deleting the words "none of which are exercisable at a price less than $0.38" from subsection 3.1(f)(ii) and replacing them with the words "none of which are exercisable at a price less than CDN$0.35;" and

(2)

deleting subsection 3.1(u) in its entirety

2.6 Section 4.1 of the Arrangement Agreement is hereby amended by:

(1)

adding the following subsection:

"4.1(a) the board of directors of PACE shall have received, prior to the date of mailing of the Proxy Circular in respect of the PACE Meeting, a written opinion of Haywood Securities Inc., the independent financial advisor to the board of directors of PACE, for inclusion in the Proxy Circular that, as of the date of such opinion, the consideration under the Arrangement is fair from a financial point of view to the PACE Shareholders, subject to the assumptions and limitations described in such opinion;" and

(2)

deleting the words "on or before June 30, 2008" from subsection 4.1(d) and replacing them with the words "on or before August 15, 2008."

2.7 Section 4.2 of the Arrangement Agreement is hereby amended by deleting subsection 4.2(b) in its entirety.

2.8 Schedule A to the Arrangement Agreement is hereby amended by:

(1)

deleting the reference to "CDN $0.38" in subsection 1.1(hh) and replacing it with
"CDN $0.35."

ARTICLE 3

GENERAL

3.1 Except as amended by Article 2 of this Agreement, the Arrangement Agreement remains in full force and effect, unamended.

3.2 This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

3.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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IN WITNESS WHEREOF the parties have executed this Agreement.

GREKA CHINA LTD.

Per:

(signed) Randeep Grewal
Authorized Signatory

GREKA ACQUISITIONS LTD.

Per:

(signed) Randeep Grewal
Authorized Signatory

PACIFIC ASIA CHINA ENERGY INC.

Per:

(signed) Devinder Randhawa
Authorized Signatory